# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Resolute Holdings Management, Inc., CIK 0002039497
CUSIP: 76134H101
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Stock")
Address of issuer's principal executive offices: 445 PARK AVENUE, SUITE 5B, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001349434

## Reporting persons
- LOCUST WOOD CAPITAL ADVISERS, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 396,794; sole dispositive power 0; shared dispositive power 547,128; aggregate amount beneficially owned 547,128 (6.4% of the class)
  Comment: #6 Includes 218,518 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  #8, #9 Includes 368,852 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- Locust Wood Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 141,666; sole dispositive power 0; shared dispositive power 141,666; aggregate amount beneficially owned 141,666 (1.7% of the class)
- Locust Wood Ultra Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,610; sole dispositive power 0; shared dispositive power 36,610; aggregate amount beneficially owned 36,610 (0.4% of the class)
- LWCA Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 396,794; sole dispositive power 0; shared dispositive power 547,128; aggregate amount beneficially owned 547,128 (6.4% of the class)
  Comment: #6 Includes 218,518 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  #8, #9 Includes 368,852 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- LWCA Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 396,794; sole dispositive power 0; shared dispositive power 547,128; aggregate amount beneficially owned 547,128 (6.4% of the class)
  Comment: #6 Includes 218,518 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  #8, #9 Includes 368,852 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- Stephen Errico: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 396,794; sole dispositive power 0; shared dispositive power 547,128; aggregate amount beneficially owned 547,128 (6.4% of the class)
  Comment: #6 Includes 218,518 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  #8, #9 Includes 368,852 shares of Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

## Item 1. Issuer
Name of issuer: Resolute Holdings Management, Inc.
Address of issuer's principal executive offices: 445 PARK AVENUE, SUITE 5B, NEW YORK, New York, 10022

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Locust Wood Capital, LP ("LW Capital");

Locust Wood Ultra Fund, LP ("LW Ultra");

Locust Wood Capital Advisers, LLC ("LW Capital Advisers");

LWCA Partners LP ("LWCA");

LWCA Partners GP LLC ("LWCA GP"); and

Stephen Errico, a United States citizen ("Mr. Errico").

LW Capital Advisers acts as the investment manager of LW Capital and LW Ultra and certain other managed client accounts (the "Managed Accounts"). LWCA acts as the sole member of LW Capital Advisers. LWCA GP acts as the general partner of LWCA. Mr. Errico acts as the managing member of LWCA GP.

By virtue of these relationships, LW Capital Advisers, LWCA, LWCA GP and Mr. Errico may be deemed to have dispositive power with respect to shares of Common Stock (as defined below) held in LW Capital, LW Ultra and the Managed Accounts, and voting power with respect to the shares of Common Stock held in LW Capital, LW Ultra and certain of the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 90 Park Avenue, 27th Floor, New York, NY 10016.
Citizenship: Each of LW Capital, LW Ultra and LWCA is a Delaware limited partnership. Each of LW Capital Advisers and LWCA GP is a Delaware limited liability company. Mr Errico is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of April 3, 2025, LW Capital beneficially owned 141,666 shares of Common Stock.

As of April 3, 2025, LW Ultra beneficially owned 36,610 shares of Common Stock.

LW Capital Advisers, as the investment manager of LW Capital and LW Ultra, may be deemed to have beneficially owned the 141,666 shares of Common Stock held by LW Capital and the 36,610 shares of Common Stock held by LW Ultra, as well as 368,852 shares of Common Stock held by the Managed Accounts.

LWCA, as the sole member of LW Capital Advisers, may be deemed to have beneficially owned the 547,128 shares of Common Stock beneficially owned by LW Capital Advisers.

LWCA GP, as the general partner of LWCA, may be deemed to have beneficially owned the 547,128 shares of Common Stock beneficially owned by LWCA.

Mr. Errico, as the managing member of LWCA GP, may be deemed to have beneficially owned the 547,128 shares of Common Stock beneficially owned by LWCA GP.
Percent of class:
The following percentage is based on 8,525,998 shares of Common Stock outstanding as of March 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.

As of April 3, 2025, the Reporting Persons may be deemed to have beneficially owned approximately 6.4% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Ex. A Joint Filing Agreement

## Signatures
- LOCUST WOOD CAPITAL ADVISERS, LLC: /s/ Stephen Errico, By: LWCA Partners LP, its Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, Man Mbr (04/03/2025)
- Locust Wood Capital, LP: /s/ Stephen Errico, By: Locust Wood Capital Advisers, LLC, its Inv Mgr By: LWCA Partners LP, its Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, Man Mbr (04/03/2025)
- Locust Wood Ultra Fund, LP: /s/ Stephen Errico, By: Locust Wood Capital Advisers, LLC, its Inv Mgr By: LWCA Partners LP, its Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, Man Mbr (04/03/2025)
- LWCA Partners LP: /s/ Stephen Errico, By: LWCA Partners GP LLC, the GP By: Stephen Errico, Man Mbr (04/03/2025)
- LWCA Partners GP LLC: /s/ Stephen Errico, Stephen Errico, Man Mbr (04/03/2025)
- Stephen Errico: /s/ Stephen Errico, Stephen Errico (04/03/2025)